FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending June 30, 2003 of QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Quarterly Report for the period ended June 30, 2003 of Quebecor Media Inc.

QUEBECOR MEDIA INC. — SECOND QUARTER 2003 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the second quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2002.

Quebecor Media Inc. (the “Company”) is a Canadian communications company engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company’s media properties.

OPERATING RESULTS

In May 2003, Sun Media Corporation, the Company’s subsidiary in the Newspapers segment, announced the sale of its interests in businesses it had been operating in Florida, U.S.A., and British Columbia, Canada. In March 2003, Nurun Inc. divested its interest in Nurun Technologie S.A. In accordance with the new recommendations contained in Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” of the Canadian Institute of Chartered Accountants Handbook, the operating results and cash flows of the Newspapers and Web Integration/Technology segments since the beginning of the 2003 financial year and for the corresponding periods of 2002 have been reorganized in order to present the operating results and cash flows of the divested businesses as separate line items related to discontinued operations on the income and cash flow statements.

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations and special charges,write-down of goodwill, gains on sales of businesses, income taxes, non-controlling interest and results of discontinued operations. Special charges include the write-down of temporary investments and other assets and non-monetary compensation charges.

1

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. It facilitates year-over-year comparison of results since operating income (or loss) excludes, among other things, unusual items that are not readily comparable from year to year. The Company’s definition of operating income (or loss) may not be identical to similarly titled performance measures reported by other companies.

Quebecor Media’s revenues in the second quarter of 2003 totalled $586.6 million, compared with $566.5 million in the same quarter of 2002, an increase of $20.1 million (3.5%). A substantial increase in the Cable Television segment’s revenues from Internet services and digital television, higher advertising revenues in the Newspapers segment, and a considerable increase in the Broadcasting segment’s broadcasting and publishing revenues account for the strong results.

Operating income was $172.0 million, an increase of $12.9 million (8.1%) from the $159.1 million recorded in the same period of the previous year. Operating income rose by 21.5% ($13.1 million) in the Cable Television segment and by 22.5% ($4.9 million) in the Broadcasting segment, contributing significantly to Quebecor Media’s improved profitability and more than offsetting a $5.4 million decrease in the Business Telecommunications segment. The operating loss in the Web Integration/Technology segment was eliminated and the Internet/Portals segment posted operating income of $0.7 million, a $1.6 million improvement over 2002.

The Company recorded net income of $24.6 million in the second quarter of 2003, compared with $0.5 million in the same quarter of 2002. The $24.1 million increase derived mainly from growth in operating income, combined with lower financial expenses, unusual charges and income taxes.

Financial expenses decreased by $4.9 million from $72.7 million in the second quarter of 2002 to $67.8 million in the same quarter of 2003, due primarily to lower debt levels and the favourable impact of the conversion of the unhedged portion of the long-term debt. Amortization charges increased slightly from $58.6 million to $61.0 million.

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The reserve for restructuring of operations was $0.3 million in the second quarter of 2003, compared with $0.8 million in the same quarter of 2002. In the second quarter of 2002, the Company recorded a write-down of temporary investments and other assets in the amount of $7.5 million (compared with $0.4 million in 2003), a non-monetary compensation charge of $1.3 million, and a $0.3 million gain on the sale of assets and businesses. The decrease in income tax was due primarily to the use of tax losses that had not been previously recorded.

For the first six months of 2003, Quebecor Media’s revenues totalled $1.13 billion, compared with $1.11 billion for the same period of 2002. Operating income was $314.2 million, an increase of $25.8 million (8.9%) from the previous year. Net income amounted to $32.2 million, compared with a net loss of $21.6 million in the same period of 2002. The growth in revenues, operating income and net income in the first half of 2003 is attributable to the same factors noted above regarding second quarter results, as well as to recording of a write-down of goodwill in the amount of $8.9 million in 2002.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore, be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES

In the second quarter of 2003, the Company and its restricted subsidiaries generated revenues of $548.9 million, compared with $525.8 million in the same quarter of 2002, and operating income of $167.9 million, compared with $152.1 million in the same period of 2002.

In the first half of 2003, the Company and its restricted subsidiaries recorded revenues of $1,056.9 million, compared with $1,028.5 million in the same period of 2002, and operating income of $304.0 million, compared with $283.3 million in the same period last year.

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Cable Television

The Cable Television segment’s second quarter 2003 revenues amounted to $184.7 million, compared with $179.7 million in the same quarter of 2002, an increase of $5.0 million (2.8%). Revenue increases of 38.3% ($12.6 million) from Internet access services, and of nearly 50% ($6.6 million) from the illico digital television service, more than compensated for lower revenues from other services, including analog cable television.

The higher revenues from Internet services and illico were mainly due to customer growth combined with rate increases. At the end of the second quarter of 2003, there were 194,000 subscribers to the illico service, an increase of 42% from the same date in the previous year. The customer base for the high-speed Internet service increased by 33%, from 265,000 as of June 30, 2002, to 352,000 as of June 30, 2003.

During the second quarter of the 2003 financial year, Vidéotron signed up 12,000 new subscribers to illico and lost 33,000 subcribers to its analog cable television service, for a net loss of 21,000 customers. During the same period of 2002, the net loss was 29,000 customers. Vidéotron gained 14,000 new customers for its Internet access services in the second quarter of 2003. Monthly ARPU (average revenue per user) rose to $43.25 compared with $40.37 one year earlier, a significant 7.1% increase.

Operating income amounted to $73.9 million, compared with $60.8 million in the second quarter of 2002, an increase of $13.1 million or 21.5%. The rise in operating income resulted primarily from the growth in the customer base for the high-speed Internet access service and higher rates, as well as the renegotiation of the service agreement with Vidéotron Télécom ltée, which had a positive impact on the profit margin. These three factors more than offset the impact of the net loss of subscribers to the cable television service and the decrease in other revenues. Lower operating expenses as a result of improved productivity and the recording of costs related to the labour dispute in 2002 also contributed to the increase in operating income. Vidéotron’s average operating margin for all operations was 40.0%, up from 33.8% one year earlier.

4

During the first six months of 2003, Vidéotron generated revenues of $365.1 million, compared with $359.6 million in the same period of the previous year. Operating income was $144.7 million, an increase of $16.6 million (13.0%) from the $128.1 million reported in 2002. The higher revenues and operating income were due to the factors noted above in the discussion of the second quarter results.

On May 12, 2003, Alentron, a subsidiary of Entourage Technology Solutions Inc., and Vidéotron ltée announced that they have concluded an agreement relating to the termination of the services contract they had entered into in May 2002. The agreement provides for, among other things, the return to Vidéotron of all the managers and unionized employees transferred to Alentron as part of the sale of the related business made concurrently with the execution of the services contract.

At the end of June 2003, Robert Dépatie was appointed President and Chief Executive Officer of Vidéotron. An experienced manager, Mr. Dépatie was previously Senior Vice-President, Sales, Marketing and Customer Service, with Vidéotron; he was also responsible for Canal Vox. His expertise will help Vidéotron operate more effectively in the current competitive environment in Canada’s cable industry.

Newspapers

In May 2003, Sun Media Corporation announced the sale of its interest in Florida Sun Publications to US-based Independent Publications. Florida Sun Publications operated seven weeklies and a commercial printing plant. In the same month, Bowes Publishers Limited, a wholly owned subsidiary of Sun Media Corporation, announced the sale of its British Columbia properties, which included five weeklies and a printing plant, to Black Press Ltd. The sale of the Florida and British Columbia interests is part of Sun Media Corporation’s strategy to focus on strengthening its position in the Canadian geographic markets where it is firmly established. The businesses were sold for a cash consideration of $22.4 million and generated a gain on the sale of businesses of $3.0 million. The operations of these businesses are now accounted for as discontinued operations. The following discussion considers only the operating results of continued operations.

Sun Media Corporation reported revenues of $225.2 million in the second quarter of 2003, an increase of $6.1 million (2.8%) from the same period in 2002. Operating income increased from $63.2 million to $64.0 million. A 4.5% rise in advertising revenues was partially offset by lower circulation revenues. The operating margin was virtually unchanged at 28.4% in the second quarter of 2003, compared with 28.8% last year.

During the first half of 2003, revenues amounted to $421.2 million, compared with $413.4 million during the same period of 2002, an increase of $7.8 million (1.9%).

5

Operating income was $108.7 million, compared with $107.1 million in the first six months of 2002.

Broadcasting

TVA Group Inc.’s second quarter revenues rose from $80.7 million in 2002 to $92.4 million in 2003. The increase of $11.7 million or 14.5% was due to an 11.6% increase in broadcasting revenues, as a result of increased viewing hours and higher advertising rates. The inclusion of Publicor’s results since its acquisition by TVA Publishing in May 2002 and higher newsstand revenues for the magazines that covered the Star Académie phenomenon were also factors, as were the inclusion of all the revenues of Home Shopping Service Canada Inc. (“HSS Canada”), in which TVA Group previously held only a 50% interest, and the strong performance of the English-language specialty channels. HSS Canada operates Boutique TVA, a teleshopping service carried on the TVA network. These factors combined outweighed the decrease in distribution revenues resulting from TVA’s repositioning in this area.

Operating income surged by $4.9 million (22.5%) to $26.7 million due to the increase in revenues, particularly broadcasting and publishing revenues. The addition of Publicor’s results and the synergies yielded by the integration of Publicor into TVA Publishing, contributed to the publishing segment’s improved profitability.

For the first six months of 2003, the segment’s revenues were $176.7 million, an 11.8% increase. Operating income increased 17.4% to $41.2 million, basically as a result of the factors noted above in the discussion of the quarterly results.

Shortly after the end of the quarter, the Canadian Radio-television and Telecommunications Commission (“CRTC”) denied approval of the September 2002 transaction in which a consortium formed by TVA Group and Radio Nord Communications agreed to purchase, CFOM-FM and the seven AM Radiomédia stations. As a result of this decision, TVA Group has had to suspend its plans to revive AM radio in Québec and to launch new FM stations.

Leisure and Entertainment

The Leisure and Entertainment segment reported revenues of $53.8 million in the second quarter of 2003, compared with $54.5 million in the same quarter of 2002. The 21.8% increase in Archambault Group Inc.’s revenues almost entirely offset the decrease related to the transfer of Publicor to TVA Publishing and the lower revenues in the Books segment resulting from the sale of legal publishing house Wilson & Lafleur at the end of 2002 and decreased revenues at Québec-Livres and CEC Publishing Inc. The increase in Archambault Group’s distribution revenues resulted mainly from the retail success of the Star Académie CD. Le SuperClub Vidéotron ltée also reported a 3.9% increase in revenue in the second quarter of 2003.

6

The segment’s operating income amounted to $5.6 million, compared with $5.3 million in the same period of 2002. The 5.7% increase stemmed from the improvement in Archambault Group’s performance in comparison with 2002, particularly in the distribution sub-segment, which more than offset the decrease in operating income caused by the transfer of Publicor to TVA Group.

For the first six months of 2003, the Leisure and Entertainment segment’s revenues totalled $105.4 million, compared with $111.9 million in the same period of 2002. Operating income amounted to $11.1 million, virtually unchanged from $11.0 million in 2002.

UNRESTRICTED SUBSIDIARIES

In the second quarter of 2003, the unrestricted subsidiaries reported revenues of $44.0 million, compared with $49.4 million in the same quarter of 2002, and operating income of $4.1 million, compared with operating income of $7.0 million in the same period of 2002.

In the first half of 2003, the unrestricted subsidiaries generated revenues of $89.3 million, compared with $97.7 million in the same period of 2002, and operating income of $10.2 million, compared with $5.1 million in the same period last year.

Business Telecommunications

Vidéotron Télécom ltée (“VTL”) recorded second quarter 2003 revenues of $20.1 million, compared with $23.9 million in the same period of the previous year. The positive impact of the acquisition of the assets of Stream Intelligent Networks in Ontario did not entirely compensate for the sharp decrease in Internet and telephony revenues as a result of the renegotiation of the service agreement with Vidéotron ltée and other factors. The segment’s operating income declined considerably to $3.4 million, compared with $8.8 million in the second quarter of 2002. The substantial decrease was caused by the lower revenues and reduced gross margins on account of the difficult market environment, as well as to reduced capitalization and higher payroll costs compared with the second quarter of 2002.

7

For the first six months of 2003, VTL’s revenues declined 9.1% to $41.9 million and its operating income decreased to $9.2 million, compared with $16.3 million in the same period of 2002.

Eugène Marquis, President and Chief Executive Officer of VTL since February 2001, resigned on July 11, 2003. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, is acting as interim President of VTL.

In February 2003, VTL filed suit against two Toronto-area developers, including OPGI Management Limited Partnership (“OPGI”), which were charging VTL access fees it considered arbitrary, discriminatory and unreasonable. On June 6, 2003, the Ontario Superior Court issued an injunction requiring OPGI to allow VTL access to its buildings so it can offer tenants business telecommunications services.

At the beginning of July 2003, Mensys, VTL’s consulting subsidiary, landed a contract to upgrade the computer systems of the city of Rimouski, Québec. Mensys will supply management software, hardware and operating systems under the turnkey contract of over $1 million.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $17.3 million in the second quarter of 2003, compared with $19.2 million in the same quarter of 2002. The lower revenues reflect soft demand in the IT and Internet advertising markets, and lower revenues at subsidiary Mindready Solutions Inc.

The segment broke even, in terms of operating income, in the second quarter of 2003, versus the loss of $0.9 million recorded in the same quarter in 2002. The improvement mainly reflects better results at Mindready Solutions, which cut its operating loss from $1.3 million in the second quarter of 2002 to $0.2 million in the same quarter of 2003 by increasing its margins and reducing operating costs. Nurun Inc.’s e-Business Services segment was operating income positive for the fifth consecutive quarter, reporting $0.2 million in operating income. Nurun’s Montréal, New York City, Paris and Milan offices all improved their profitability.

8

For the first six months of 2003, revenues totalled $34.4 million, compared with $38.6 million in 2002. The operating loss was only $77,000, compared with an $8.5 million loss in the same period of 2002. The reduction in Mindready Solutions’ expenses partly accounts for the subsidiary’s improved profitability in 2003. As well, the subsidiary’s 2002 results were affected by a write-down of current assets and a charge for unoccupied office space.

Nurun distinguished itself at the 2003 Gala des MIM (International Multimedia Market), picking up two awards, one for the interactive Web site for the popular TVA television program Ultimatum, the other for the corporate Web site for consulting engineering firm SNC-Lavalin.

Internet/Portals

The Internet/Portals segment’s revenues held steady at $6.8 million in the second quarter of 2003. Higher revenues from the general-interest and special-interest portals in Canada offset lower sales at Progisia, which faced more aggressive competition in the consulting services marketplace, and the impact of closing Canoe’s European portals. The special-interest portals Autonet.ca and MatchContact.com continued to post strong results.

Operating income was $0.7 million, compared with an operating loss of $0.9 million in the same period in 2002. The strong performance was due to successful restructuring measures and to the improved profitability of the special-interest portals, particularly Jobboom.com. Netgraphe Inc. posted a net profit for the first time in its history, reporting net income for both the second quarter and the first half of the 2003 financial year.

For the first half of 2003, Netgraphe generated revenues of $13.8 million, compared with $14.1 million in the same period of 2002. Operating income amounted to $1.1 million, compared with an operating loss of $2.7 million in 2002. The robust performance was mainly the result of the decisive restructuring measures introduced over the past two years (since the second quarter of 2001).

In June 2003, Netgraphe launched the official site of Mambo Italiano, one of the most successful Québec films of the year. The Canoe network, which includes all of Netgraphe’s public and commercial Web sites, continues to rank among Canada’s Web leaders, with an average of over 5.4 million unique visitors per month.

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Financial Expenses

Financial expenses decreased $4.9 million from $72.7 million in the second quarter of 2002 to $67.8 million in the second quarter of 2003, due primarily to lower debt levels, largely as a result of the repayment of a $429.0 million term loan which came due in April 2003. The favourable impact of the conversion of the unhedged portion of the long term debt also contributed to the decrease.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

In the second quarter of 2003, operating activities provided cash flow of $139.8 million, compared with $134.4 million in the same quarter of 2002, a positive difference of $5.4 million.

In the first half of 2003, operating activities provided cash flow of $102.7 million, compared with $139.9 million in the same period of 2002. The difference of $37.2 million was due in part to a the deferral of a changes in non-cash balances related to operations in the Cable Television segment.

Working capital was $65.8 million as at June 30, 2003, compared with negative working capital of $413.3 million on the same date in 2002. The difference mainly reflects the impact of the repayment of the $429.0 million term loan that fell due in April 2003.

Financing Activities

Quebecor Media’s consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank debt were reduced by $720.7 million in the first two quarters of 2003. The reduction reflects the repayment of the $429.0 million term loan that came due in April 2003 and the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency. These factors were partially offset by advances totalling $88.5 million drawn under bank credit facilities in order to cover pre-payments to support cross-currency swap arrangements.

In addition, the positive impact of exchange rate fluctuations on the value of the hedged portion of the debt denominated in foreign currency was offset by an equal variation in the value of the cross-currency swap arrangements. The carrying value of the liabilities related to the cross-currency swap arrangements was $188.0 million at the end of the second quarter of 2003, compared with an asset of $47.9 million as at December 31, 2002.

10

As a result of the appreciation of the Canadian dollar against the US dollar in 2003, the Company and its Vidéotron ltée subsidiary had to make pre-payments in the amounts of $75.0 million and $13.5 million respectively during the quarter under certain cross-currency swap arrangements, and may have to make further disbursements in the future. These pre-payments will be offset by an equal reduction in the Company’s future commitments under the agreements. The payments were financed from the bank credit facilities of the Company and its subsidiary.

On April 22, 2003, Quebecor Media issued common shares in an aggregate amount of $215.8 million. The proceeds from the stock offering were used to pay down the balance of the above-noted $429.0 million term loan. On the same date, the redeemable preferred shares issued in early 2003 were converted into common shares.

Investing Activities

Excluding the effect of the disposal of assets, cash flows used in investing activities increased from $39.0 million in the second quarter of 2002 to $46.6 million in the same quarter of 2003. The difference is attributable to the increase in the Company’s interest in TVA Group Inc. under TVA Group’s share repurchase and cancellation program, and to the buyout of minority shareholders in Archambault Group. Lower capital expenditures in the Cable Television segment were partially offset by increases expenditures in the Newspapers and Business Telecommunications segments.

Financial Position

At June 30, 2003, the Company and its wholly owned subsidiaries had cash and cash equivalents totalling $188.6 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $241.0 million available, for total available liquid assets of $429.6 million.

At June 30, 2003, consolidated debt, including the short-term portion of the long-term debt, totalled $2.78 billion. This includes Sun Media Corporation’s $569.5 million debt, Vidéotron’s $893.0 million debt, TVA Group’s $31.2 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.21 billion and Quebecor Media’s $75.0 million revolving credit facility.

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Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

ACCOUNTING POLICIES

In 2003, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants accounting standards. The changes are described in greater detail in Note 2 to the Company’s quarterly consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Pierre Karl Péladeau		Jacques Mallette
President and		Executive Vice President and
Chief Executive Officer		Chief Financial Officer

Montréal, Québec
August 2003

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In millions of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

REVENUES
Cable Television	$ 184.7	$ 179.7	$ 365.1	$ 359.6
Newspapers	225.2	219.1	421.2	413.4
Broadcasting	92.4	80.7	176.7	158.0
Leisure and Entertainment	53.8	54.5	105.4	111.9
Business Telecommunications	20.1	23.9	41.9	46.1
Web Integration/Technology	17.3	19.2	34.4	38.6
Internet/Portals	6.8	6.7	13.8	14.1
Head Office	—	0.9	0.1	1.8
Intersegment	(13.7)	(18.2)	(27.1)	(34.6)

	586.6	566.5	1,131.5	1,108.9
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(414.6)	(407.4)	(817.3)	(820.5)

OPERATING INCOME BEFORE UNDER-NOTED ITEMS	172.0	159.1	314.2	288.4
Amortization	(61.0)	(58.6)	(121.9)	(118.6)
Financial expenses	(67.8)	(72.7)	(136.9)	(153.0)
Reserve for restructuring of operations (note 3)	(0.3)	(0.8)	(0.4)	(3.9)
Write-down of temporary investments and other assets (note 3)	(0.4)	(7.5)	(0.8)	(12.9)
Non-monetary compensation charges	—	(1.3)	—	(2.5)
Write-down of goodwill	—	—	—	(8.9)
Gains on sale of businesses	—	0.3	—	1.0

INCOME (LOSS) BEFORE INCOME TAXES	42.5	18.5	54.2	(10.4)
Income taxes:
Current	4.5	7.3	7.0	3.0
Future	5.7	6.4	1.9	12.3

	10.2	13.7	8.9	15.3

	32.3	4.8	45.3	(25.7)
Non-controlling interest	(10.9)	(4.9)	(16.4)	3.2

INCOME (LOSS) FROM CONTINUED OPERATIONS	21.4	(0.1)	28.9	(22.5)
Income from discontinued operations (note 4)	3.2	0.6	3.3	0.9

NET INCOME (LOSS)	$ 24.6	$ 0.5	$ 32.2	$ (21.6)

See accompanying notes to consolidated financial statements.

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)
(In millions of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

SEGMENTED INFORMATION
Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments and other assets, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses
Cable Television	$ 73.9	$ 60.8	$ 144.7	$ 128.1
Newspapers	64.0	63.2	108.7	107.1
Broadcasting	26.7	21.8	41.2	35.1
Leisure and Entertainment	5.6	5.3	11.1	11.0
Business Telecommunications	3.4	8.8	9.2	16.3
Web Integration/Technology	—	(0.9)	(0.1)	(8.5)
Internet/Portals	0.7	(0.9)	1.1	(2.7)
General corporate (expenses) income	(2.3)	1.0	(1.7)	2.0

	$ 172.0	$ 159.1	$ 314.2	$ 288.4

Amortization
Cable Television	$ 38.7	$ 35.2	$ 76.4	$ 71.0
Newspapers	6.4	6.2	13.0	12.4
Broadcasting	3.1	2.8	6.2	5.7
Leisure and Entertainment	2.4	2.7	5.0	5.7
Business Telecommunications	8.9	9.0	18.0	17.8
Web Integration/Technology	0.8	1.1	1.8	2.3
Internet/Portals	0.3	1.1	0.7	2.4
Head Office	0.4	0.5	0.8	1.3

	$ 61.0	$ 58.6	$ 121.9	$ 118.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF DEFICIT
(In millions of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Deficit at beginning of period
As previously reported	$ 2,772.4	$ 2,588.1	$ 2,780.0	$ 411.5
Restatement due to a change in accounting policy regarding
foreign currency translation	—	—	—	10.2

As restated	2,772.4	2,588.1	2,780.0	421.7
Reduction due to a change in accounting policy regarding
goodwill	—	—	—	2,144.3

	2,772.4	2,588.1	2,780.0	2,566.0
Net (income) loss	(24.6)	(0.5)	(32.2)	21.6

Deficit at end of period	$ 2,747.8	$ 2,587.6	$ 2,747.8	$ 2,587.6

See accompanying notes to consolidated financial statements.

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Canadian dollars)
(Unaudited)

	Three months ended June 30				Six months ended June 30

	2003		2002		2003	2002

Cash flow related to operations:
Net income (loss) from continued operations		$ 21.4	$ (0.	1)	$ 28.9	$ (22.5)
Adjustments for:
Amortization of property, plant and equipment		54.4		53.1	109.2	107.4
Write-down of goodwill and amortization of deferred charges		6.6		5.5	12.7	20.1
Amortization of deferred financing costs and long- term debt discount		16.8		14.0	31.2	26.7
Non-monetary compensation charges		—		1.3	—	2.5
Write-down of temporary investments		—		7.5	0.4	12.9
Interest on redeemable preferred shares		6.5		5.4	16.3	10.6
Gains on foreign currency translation on long-term debt		(9.3)		(8.0)	(18.0)	(7.4)
Losses (gains) on sale of businesses and other assets		1.8		—	2.1	(0.7)
Future income taxes		5.7		6.4	1.9	12.3
Non-controlling interest		10.9		4.9	16.4	(3.2)
Other		1.9		2.0	3.0	1.7

		116.7		92.0	204.1	160.4
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)		23.1		42.4	(101.4)	(20.5)

Cash flow provided by operations		139.8		134.4	102.7	139.9

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness		10.8		(1.8)	4.7	(3.4)
Issuance of long-term debt (notes 6 and 10(a))		95.0		6.9	796.8	7.0
Repayment of long-term debt (note 6)		(276.3)		(28.9)	(1,193.4)	(69.1)
Increase in deferred financing costs		—		—	(11.1)	—
Payment under cross-currency swap arrangements (note 10(a))		(88.5)		—	(88.5)	—
Proceeds from issuance of capital stock (note 7)		215.8		21.1	431.9	21.1
Dividends paid to non-controlling shareholders		(1.3)		(1.3)	(2.6)	(2.7)
(Increase) decrease in advance receivable from parent company		(0.4)		(0.6)	(4.3)	3.1

Cash flow used for financing activities		(44.9)		(4.6)	(66.5)	(44.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired (note 5)		(8.7)		—	(17.7)	(0.3)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed		—		0.9	—	2.0
Additions to property, plant and equipment		(31.2)		(33.6)	(57.9)	(71.9)
Additions to others assets		(6.9)		(7.3)	(14.8)	(21.3)
Decrease (increase) of temporary investments		0.3		—	87.4	(0.3)
Proceeds from disposal of assets		1.8		15.4	4.1	24.7
Other		(0.1)		1.0	0.2	—

Cash flows (used for) provided by investing activities		(44.8)		(23.6)	1.3	(67.1)

Net increase in cash and cash equivalents		50.1		106.2	37.5	28.8
Effect of discontinued operations on cash and cash equivalents		22.5		0.7	22.7	1.0
Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies		(0.8)		(1.2)	(1.7)	(2.2)
Cash and cash equivalents at beginning of period		175.0		129.7	188.3	207.8

Cash and cash equivalents at end of period		$ 246.8		$ 235.4	$ 246.8	$ 235.4

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television		$ 20.1		$ 27.2	$ 37.0	$ 51.1
Newspapers		3.0		1.4	4.4	2.1
Broadcasting		1.4		2.2	3.4	4.2
Leisure and Entertainment		1.8		1.5	3.3	3.0
Business Telecommunications		4.7		1.2	9.4	10.9
Web Integration/Technology		0.2		0.1	0.4	0.6

	$ 31.	2		$ 33.6	$ 57.9	$ 71.9

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions of Canadian dollars)

	June 30	December 31

	2003	2002

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 246.8	$ 188.3
Temporary investments (market value of $87.9 million in 2002)	—	87.8
Accounts receivable	300.8	329.8
Income taxes receivable	23.9	28.8
Inventories and investments in televisual products and movies	144.6	156.9
Prepaid expenses	26.0	18.6
Future income taxes	31.9	31.9

	774.0	842.1
PORTFOLIO INVESTMENTS (market value of $14.7 million
($15.9 million in 2002))	14.7	15.9
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.4	26.1
PROPERTY, PLANT AND EQUIPMENT	1,616.9	1,680.3
GOODWILL (note 8)	3,877.3	3,883.4
FUTURE INCOME TAXES	97.9	97.9
OTHER ASSETS	184.1	239.0

	$ 6,595.3	$ 6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$ 17.8	$ 13.1
Accounts payable and accrued charges	569.7	699.2
Income and other taxes	9.3	9.3
Advances payable to parent company and companies
under common control	11.1	22.6
Future income taxes	0.9	0.9
Current portion of long-term debt	99.4	575.6

	708.2	1,320.7

LONG-TERM DEBT (note 6)	2,681.8	2,931.0
REDEEMABLE PREFERRED SHARES (note 7)	267.5	254.2
OTHER LIABILITIES	238.3	51.4
FUTURE INCOME TAXES	269.4	258.5

NON-CONTROLLING INTEREST	193.5	195.3

SHAREHOLDERS’ EQUITY
Capital stock (note 7)	1,773.7	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,747.8)	(2,780.0)
Translation adjustment
	(3.9)	(2.8)

	2,236.6	1,773.6
Subsequent event (note 11)

	$ 6,595.3	$ 6,784.7

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company’s latest annual Consolidated Financial Statements have been used, with the exception of the new accounting standards described in Note 2. However, these consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s latest annual Consolidated Financial Statements and the notes thereto. The results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

2. NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) recently adopted the following new standards, which have an effect on the Company’s consolidated financial statements.

(i) Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued the revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. This section supersedes the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on these operations.

The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. The Company adopted the revised standards of Section 3475, as of January 1, 2003. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements for the six-month period ended June 30, 2003.

(ii)	Termination Benefits and Costs Associated with Exit and Disposal Activities

In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits (“EIC-134”), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) (“EIC-135”). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2. NEW ACCOUNTING STANDARDS (continued)

(ii) Termination Benefits and Costs Associated with Exit and Disposal Activities (continued)

These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Together, the two EICs are intended to harmonize Canadian generally accepted accounting principles with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements for the six-month period ended June 30, 2003.

(iii)	Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (“AcG-14”), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement based on changes in an underlying that is related to an asset, a liability or an equity security of the other party, or based on a third-party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases

The Company has guaranteed a portion of the residual value of certain assets under operating leases with expiry dates between 2003 and 2006, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $2.2 million. As at June 30, 2003, the Company has not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification against to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification is limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. Accordingly, the Company has not accrued any amount in respect to this item in the consolidated balance sheet.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2. NEW ACCOUNTING STANDARDS (continued)

(ii) Guarantees (continued)

Long-term debt

Under the terms of their respective US indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not provide a limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

3. RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

(a) Reserve for restructuring of operations

During the three-month and six-month periods ended June 30, 2003, Nurun Inc. recorded a reserve for the restructuring of operations of $0.3 million and $0.4 million, respectively, in connection with the reorganization of its operation in Toronto and Milan. These reserves included costs connected with severance pay to employees.

(b) Write-down of temporary investments

During the six-month period ended June 30, 2003, a write-down of temporary investments of $0.4 million ($7.5 million and $12.9 million for the three-month and six-month periods ended June 30, 2002) was recognized in order to record these assets at the lower of cost and fair market value.

(c) Write-down of others assets

During the three-month and six-month periods ended June 30, 2003, TVA Group Inc. wrote off $0.4 million in deferred costs related to the acquisition of AM and FM radio stations from Astral Media Inc. and to license requests for four FM radio stations, following the decision by the Canadian Radio-television and Telecommunications commission not to grant these licenses to TVA Group Inc.

4. DISCONTINUED OPERATIONS

On March 14, 2003, Nurun Inc. closed the sale of its interest in Nurun Technologies S.A. for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.2 million.

On May 5 and 12, 2003, Sun Media Corporation concluded the sales of its operating assets in Florida and British Columbia, for a total cash consideration of $22.4 million, resulting in a gain on disposal of $3.0 million (net of income taxes of $2.8 millions). The Florida operations included seven weekly publications as well as a commercial printing operation while the British Columbia operation included six weekly publications as well as a commercial printing plant.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

4. DISCONTINUED OPERATIONS (continued)

These transactions were recorded in conformity with revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations, of the CICA Handbook (see Note 2 (a)) and accordingly, the results of the disposed businesses were reclassified and disclosed in the consolidated statements of income as “income from discontinued operations”, while the cash flows of the disposed businesses were reclassified and disclosed in the consolidated statements of cash flows as “effect of the discontinued operations on cash and cash equivalents”.

The following tables provide additional financial information related to the results of the discontinued operations for the three-month and six-month periods ended June 30, 2003 and comparatives figures for 2002 as well as information on assets and liabilities of these discontinued operations at the date of their disposals.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Three-months periods ended June 30		Six-months periods ended June 30

	2003	2002	2003	2002

Revenues	$2.1	$7.1	$8.0	$14.2
Cost of sales and selling and administrative expenses	(1.8)	(6.1)	(7.4)	(12.9)

Operating income before under-noted items	0.3	1.0	0.6	1.3
Amortization	(0.1)	(0.2)	(0.2)	(0.3)
Financial expenses	0.1	—	0.1	0.1

Income before income taxes	0.3	0.8	0.5	1.1
Income taxes	0.1	0.3	0.2	0.4

	0.2	0.5	0.3	0.7
Non-controlling interest	—	0.1	0.2	0.2
Gain on disposal of businesses
(net of income taxes of $2.8 million)	3.0	—	2.8	—

Income from discontinued operations	$3.2	$0.6	$3.3	$0.9

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET

Accounts receivable	$5.5
Inventories	0.5
Prepaid expenses	0.1
Property, plant and equipment	5.6
Goodwill	7.6
Other assets	2.0

Total assets	21.3
Account payable and accrued changes	(4.2)

Net assets	$17.1

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

5. BUSINESS ACQUISITIONS

During the three-month and six-month periods ended June 30, 2003, the Company increased its interest in several businesses that have been accounted for by the purchase method. The results of these businesses have been included in the Company’s financial statements from the date of acquisition:

•	During the three-month and six-month periods ended June 30, 2003, the Company increased its interest in TVA Group Inc. through the subsidiary’s Share Repurchase and Cancellation Program. A total of 892,700 Class B Non-Voting Common Shares were repurchased and 640,200 cancelled for a cash consideration of $14.4 million, resulting in additional goodwill of $3.0 million.

In addition, during the period, TVA Group Inc. filed a new Issuer Bid Program to redeem for cancellation in its normal course of business, between June 3, 2003 and June 2, 2004, a maximum of 1,797,708 Class B Non-Voting Common Shares of TVA Group Inc. not held by insiders, representing approximately 10% of TVA Group Inc.’s Class B Non-Voting Common Shares issued and outstanding at the beginning of the Issuer Bid Program. TVA Group Inc. will redeem its Class B Non-Voting Common Shares at market price at the date of the redemption, plus brokers’ commissions.

•	On March 18, 2003, TVA Group Inc. increased its interest in HSS Canada Inc. from 50% to 100%, for a cash consideration of $0.9 million, resulting in additional goodwill of $0.8 million.

•	During the three-month period ended June 30, 2003, the Company increased its ownership in Archambault Group Inc. from 94.5% to 100%, for a cash consideration of $2.7 million, resulting in a goodwill reduction of $0.7 million.

6. LONG-TERM DEBT

(a) Sun Media Corporation

On February 7, 2003, Sun Media Corporation completed a private placement of Senior Notes amounting to US$205.0 million and put in place new bank credit facilities amounting to US$230.0 million and $75.0 million.

The Senior Notes were issued at a discount rate of 98.3% for net proceeds of US$201.5 million, excluding issuance fees of US$4.1 million. These Notes bear interest at a rate of 7.625% (effective rate of 7.875%) and mature in 2013. The Notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured by the Company.

The new bank credit facilities (“credit facilities”) include a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term-loan credit facility amounting to US$230.0 million, excluding issuance fees of US$0.8 million, maturing in 2009. The revolving credit facility bears interest at a rate based on Sun Media Corporation’s level of indebtedness. The term-loan credit facility bears interest at LIBOR plus 2.50% and requires Sun Media Corporation to make mandatory annual repayments representing 1% of the borrowed sums with a bullet payment at maturity.

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

6. LONG-TERM DEBT (continued)

(a) Sun Media Corporation (continued)

The credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Sun Media Corporation and its subsidiaries (except for Le Courrier du Sud (1998) inc. assets). The credit facilities contain covenants such as maintaining certain financial ratios. Also, Sun Media Corporation will be limited with regard to permitted amounts for the acquisition of fixed assets, investments, and for the payment of dividends or other distributions to shareholders. Net proceeds from the Senior Notes and the new credit facility were used to reimburse, in its entirety, the Senior bank credit facility of Sun Media Corporation in place as at December 31, 2002, and to reimburse the two series of Senior Subordinated Notes in place as at December 31, 2002.

(b) Quebecor Media Inc.

During the six-month period ended June 30, 2003, the Company reimbursed its $428.9 million Term loan, which matured in April 2003.

(c) Vidéotron ltée

During the six-month period ended June 30, 2003, Vidéotron ltée voluntarily reimbursed a $150.0 million portion of its credit facility.

7. CAPITAL STOCK

At the beginning of the year, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series B class of shares, carrying an fixed cumulative preferential dividend, mostly equivalent to the Company’s credit facility interest rate. These Preferred Shares were, under certain circumstances, redeemable at the option of the holder and retractable at the option of the Company. They were also convertible into Common Shares at the option of the holder, under certain circumstances, on or before April 23, 2003.

Accordingly, at the beginning of the year, the Company issued 216,145,684 Cumulative First Preferred Shares, Series B, for a cash consideration of $216.1 million. The proceeds from the issuance of the shares were used to reimburse a $216.1 million portion of the Company’s Term Loan (see Note 6 (b)).

On April 22, 2003, all of the issued and outstanding Cumulative First Preferred Shares, Series B, were converted into 997,442,012 Common Shares.

On the same date, the Company issued 995,516,517 Common Shares for a cash consideration of $215.8 million. The proceeds from the issuance of these shares were used to reimburse the final portion of the Company’s Term Loan (see Note 6 (b)).

A dividend of $3.0 million on the Cumulative First Preferred Shares, Series B, was declared on April 22, 2003, and recorded as a financial expense in the consolidated statements of income.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

8. GOODWILL

For the six-month period ended June 30, 2003, changes in the carrying amounts of goodwill were as follows:

Balance as at December 31, 2002		Business acquisitions	Discontinued operations	Other	Balance as at June 30, 2003

Cable Television	$2,600.0	$—	$—	$(1.6)	$2,598.4
Newpapers	1,000.1	—	(7.6)	—	992.5
Broadcasting	158.6	3.8	—	—	162.4
Leisure and Entertainment	97.6	(0.7)	—	—	96.9
Business Telecommunications	0.9	—	—	—	0.9
Web Integration/Technology	—	—	—	—	—
Internet/Portals	26.2	—	—	—	26.2

Total	$3,883.4	$3.1	$(7.6)	$(1.6)	$3,877.3

9. SHARE PURCHASE PLANS

(a) Quebecor Media Inc.’s stock option plan

During the six-month period ended June 30, 2003, 14,935,067 options, at an exercise price of $0.231, were cancelled. Also during the same period, 23,267,400 options, at an exercise price of $0.217, were granted to senior executive officers of the Company and its subsidiaries. As at June 30, 2003, 2,034,740 options, at an average exercise price of $0.232, were vested.

(b) Pro forma net income

Had compensation costs for stock option plans of TVA Group Inc. and Nurun Inc. been determined based on the fair value at grant date for awards granted since January 1, 2002 under the terms of all plans, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below for the three-month and six-month periods ended June 30, 2003 and 2002.

	Three-month period ended June 30		Six-month period ended June 30

	2003	2002	2003	2002

Pro forma income (loss) from continued operations	$21.4	$(0.1)	$28.9	$(22.6)

Pro forma net income (loss)	24.6	0.5	32.2	(21.7)

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

10. FINANCIAL INSTRUMENTS

(a) Quebecor Media Inc. and Vidéotron ltée

Because of the recent appreciation of the Canadian dollar against the US dollar, the Company and its subsidiary, Vidéotron ltée, had to make prepayments of $75.0 million and $13.5 million under their respective cross-currency swap arrangements, and may have to make additional prepayments in the future. These prepayments will reduce the future commitments under the swap arrangements. These prepayments were financed by the existing credit facilities of the Company and Vidéotron ltée.

(b) Sun Media Corporation

On February 7, 2003, Sun Media Corporation concluded forward contracts to hedge foreign exchange fluctuations related to the principal of its Senior Notes.

Foreign exchange forward contracts

			June 30, 2003

Currency (sold/bought)	Maturing	Exchange rate	Notional amount

$ / US$	February 15, 2013	1.5227	US$205.0

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

10. FINANCIAL INSTRUMENTS (continued)

(b) Sun Media Corporation (continued)

Sun Media Corporation also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes and to the principal and interest on the portion of the credit facilities denominated in a foreign currency. The cross-currency swaps represent an exchange obligation of amount of capital and/or interest, which has the effect of modifying these debts as follows:

Cross-currency interest rate swaps

June 30, 2003

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar

Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$155.0	Banker’s acceptances 3 months + 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$50.0	Banker’s acceptances 3 months + 3.70%	7.625%	1.5227
Term-loan credit facility	2003 to 2009	US$230.0	Banker’s acceptances 3 months + 2.90%	LIBOR + 2.50%	1.5175

(c) Cross-currency swap arrangements

As at December 31, 2002, the Company and its subsidiaries had cross-currency swap arrangements with a carrying value of $47.9 million; accordingly, those swap arrangements were disclosed in the consolidated balance sheet as “Other assets”. Because of the recent appreciation of the Canadian dollar against the US dollar, the carrying value of those swap arrangements fluctuated to ($188.3 million) (net of the prepayment (see Note 10 (a)) as at June 30, 2003; accordingly, these swap arrangements were reclassified as “Other liabilities” in the consolidated balance sheet.

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11. SUBSEQUENT EVENT

On July 21, 2003, the Company made an offer to purchase 50% of the outstanding shares of CEC Publishing Inc. for a cash consideration of $15.0 million. The offer was accepted on July 24, 2003. As a result of this transaction, the Company’s interest in CEC Publishing Inc. increased to 100%.

12. COMPARATIVE FIGURES

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2003.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States.

Revision of 2002 financial information

The following 2002 Consolidated statements of income, Comprehensive income (loss), Accumulated other comprehensive income (loss) and Consolidated Balance Sheets have been revised to reflect certain adjustments to previously reported financial information for the accounting for certain derivative financial instruments and hedging activities. The Company has determined that some of its cross-currency interest rate swap agreements and an interest rate swap agreement did not meet all the criteria for hedge accounting under SFAS 133. This determination was made even though the hedges have always met and continue to meet their intended economic purpose to reduce the variability of cash flows related to the fluctuation in currency exchange rate and interest rate, and that designation had been made of the hedge relationship.

As a result, the unrealized gains and losses on derivative instruments are included in net income as they arise whereas previously these amounts were included in accumulated other comprehensive income (loss). These adjustments resulted in a decrease of the net loss for the three-month period ended June 30, 2002 of $10.7 million and $33.7 million for the six-month period ended June 30, 2002, with no income taxes effect, a decrease in comprehensive income for the three-month period ended June 30, 2002 of $3.2 million, and a decrease in comprehensive loss for the six-month period ended June 30, 2002, of $0.7 million, a decrease in the accumulated other comprehensive income of $50.9 million as at December 31, 2002 and a decrease in deficit of $83.8 million as at December 31, 2002.

(a) Consolidated statements of income for the three-month and six-month periods ended June 30, 2003 and 2002

Three-month period ended June 30

	2003	2002 (Revised)

Net income as reported in the consolidated statements of income as per GAAP in Canada	$24.6	$0.5
Adjustments:
Development, pre-operating and start-up costs (i)	(0.6)	(3.9)
Pension and postretirement benefits (ii)	(0.3)	(0.3)
Capitalization of hook-up costs, net of amortization (iii)	(0.6)	(1.0)
Change in fair value of and ineffective portion of derivative instruments (iv)	(25.4)	7.6
Temporary investments (v)	—	—
Income taxes (vi)	2.4	1.1
Interest on Redeemable Preferred Shares (viii)	6.5	—
Other	0.2	0.1

Net income as adjusted as per GAAP in the
United States (in Canadian dollars)	$6.8	$4.1

Six-month period ended June 30

	2003	2002 (Revised)

Net income (loss) as reported in the consolidated statements of income as per GAAP in Canada	$32.2	$(21.6)
Adjustments:
Development, pre-operating and start-up costs (i)	(4.1)	(11.3)
Pension and postretirement benefits (ii)	(0.5)	(0.5)
Capitalization of hook-up costs, net of amortization (iii)	(0.5)	(1.8)
Change in fair value of and ineffective portion of derivative instruments (iv)	(48.4)	37.2
Temporary investments (v)		(1.7)
Income taxes (vi)	3.9	3.6
Cumulative effect of change in accounting policy (vii)	—	(2,144.3)
Interest on Redeemable Preferred Shares (viii)	16.3
Other	0.1	(0.2)

Net loss as adjusted as per GAAP in the
United States (in Canadian dollars)	$(1.0)	$(2,140.6)

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(b) Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income (loss) as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income (loss) for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

Three-month period ended June 30

	2003	2002 (Revised)

Net income, as adjusted as per GAAP in the United States (in Canadian dollars)	$6.8	$4.1
Derivative instruments (iv)	(2.8)	1.5
Translation adjustment	(0.1)	(0.6)
Income taxes (vi)	1.0	—

Comprehensive income as per GAAP in the United States	$4.9	$5.0

Six-month period ended June 30

	2003	2002 (Revised)

Net loss, as adjusted as per GAAP in the United States (in Canadian dollars)	$(1.0)	$(2,140.6)
Derivative instruments (iv)	(18.0)	3.2
Translation adjustment	(1.1)	(0.8)
Income taxes (vi)	4.4	—

Comprehensive loss as per GAAP in the United States	$(15.7)	$(2,138.2)

The accumulated other comprehensive (loss) income as at June 30, 2003 and December 31, 2002 are as follows:

	June 30, 2003	December 31, 2002 (Revised)

Derivative instruments	$(2.8)	$15.2
Pension and post-retirement benefits	(6.9)	(6.9)
Translation adjustment	(3.9)	(2.8)
Income taxes	3.2	(1.2)

Accumulated other comprehensive (loss) income at end of period	$(10.4)	$4.3

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(c) Consolidated Balance Sheets

	June 30, 2003		December 31, 2002

	Canada	United States	Canada	United States (Revised)

Property, plant and equipment	$1,616.9	$1,591.2	$1,680.3	$1,665.8
Goodwill	3,877.3	3,873.9	3,883.4	3,879.9
Future income tax assets	97.9	98.9	97.9	114.4
Other assets	184.1	169.6	239.0	349.9
Long-term debt	(2,681.8)	(2,684.4)	(2,931.0)	(2,972.7)
Other liabilities	(238.3)	(232.5)	(51.4)	(72.8)
Future income tax liabilities	(269.4)	(246.6)	(258.5)	(259.3)
Non-controlling interest	(193.5)	(193.2)	(195.3)	(194.0)
Deficit	2,747.8	2,757.6	2,780.0	2,740.3
Accumulated other
Comprehensive loss (income)	$3.9	$10.4	$2.8	$(4.3)

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing under GAAP in the United States at the date of implementation. These gains or losses will be amortized over the estimated average remaining service life of employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity.

(iii)	Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and amortized over a three-year or four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(iv)	Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of changes in other comprehensive income (loss) on the adoption of SFAS 133 in 2001.

The Company used interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. The Company designates the derivative as a hedge on the earlier of either the date the derivative contract is entered into, or the date of transaction. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of Accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from Accumulated other comprehensive income (loss) in the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(v)	Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value can easily be obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

(vi)	This adjustment represents the tax impact of the United States GAAP adjustments.

(vii)	The accounting requirements for goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policy in the statement of income above the caption “net income”.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

	(viii)	Under GAAP in Canada, dividends on Redeemable Preferred Shares that are presented as a liability are included as a financial expense in the determination of net income (loss). Under GAAP in the United States, such an amount would be presented as an increase in deficit. In the reconciliation presented above, this amount has an impact on net loss but not on deficit since it is already included.

14. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée), and Vidéotron Télécom ltée, as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income for the three-month and six-month periods ended June 30, 2003 and 2002 and balance sheets as at June 30, 2003 and December 31, 2002. The Company’s $428.8 million Term Loan, (reimbursed during the six-month period ended June 30, 2003) and the investment in Microcell Telecommunications Inc. (written-off during the three-month period ended March 31, 2003) are included in the comparative figures of the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. The write-down of the investment in Microcell Telecommunications Inc. has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

14. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month and six-month periods ended June 30, 2003 and 2002:

	Three-month period ended June 30		Six-month period ended June 30

	2003	2002	2003	2002

Revenues	$548.9	$525.8	$1,056.9	$1,028.5
Cost of sales and selling and administrative expenses	(381.0)	(373.7)	(752.9)	(745.2)

Operating income before under-noted items	167.9	152.1	304.0	283.3

Amortization	(50.9)	(47.4)	(101.4)	(96.1)

Financial expenses	(62.4)	(67.6)	(124.4)	(143.0)

Reserve for restructuring of operations	—	(0.2)	—	(0.2)

Write-down of other assets	(0.4)	—	(0.4)	—

Gains on sale of businesses	—	0.3	—	0.3

Income before income taxes	54.2	37.2	77.8	44.3

Income taxes (credit)	11.8	13.1	10.6	14.5

	42.4	24.1	67.2	29.8

Non-controlling interest	(11.5)	(7.7)	(17.6)	(12.6)

Income from continued operations	30.9	16.4	49.6	17.2

Income from discontinued operations	3.2	0.7	3.5	1.2

Net income	$34.1	$17.1	$53.1	$18.4

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

14. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of other assets and gains on sale of businesses for the three-month and six-month periods ended June 30, 2003 and 2002:

	Three-month period ended June 30		Six-month period ended June 30

	2003	2002	2003	2002

Cable Television	$73.9	$60.8	$144.7	$128.1

Newspapers	64.0	63.2	108.7	107.1

Broadcasting	26.7	21.8	41.2	35.1

Leisure and Entertainment	5.6	5.3	11.1	11.0

	170.2	151.1	305.7	281.3

General corporate (expense) income	(2.3)	1.0	(1.7)	2.0

	$167.9	$152.1	$304.0	$283.3

Condensed and consolidated balance sheets:

	June 30, 2003	December 31, 2002

Assets
Current assets	$671.8	$728.2
Property, plant and equipment	1,387.0	1,440.7
Goodwill	3,850.2	3,856.3
Other assets	255.0	312.4

	6,164.0	6,337.6
Liabilities
Current liabilities	674.9	837.4
Long-term debt	2,681.7	2,930.9
Non-controlling interest	157.3	156.9
Other liabilities	507.5	309.7

	4,021.4	4,234.9

Net investment in Restricted Subsidiaries and the Company	$2,142.6	$2,102.7

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

14. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of income for the three-month and six-month periods ended June 30, 2003 and 2002:

	Three-month period ended June 30		Six-month period ended June 30

	2003	2002	2003	2002

Revenues	$44.0	$49.4	$89.3	$97.7

Cost of sales and selling and administrative expenses	(39.9)	(42.4)	(79.1)	(92.6)

Operating income before under-noted items	4.1	7.0	10.2	5.1

Amortization	(10.1)	(11.2)	(20.5)	(22.5)

Financial expenses	(5.4)	(5.1)	(12.5)	(10.0)

Reserve for restructuring of operations	(0.3)	(0.6)	(0.4)	(3.7)

Write-down of temporary investments	—	(7.5)	(0.4)	(12.9)

Non-monetary compensation charges	—	(1.3)	—	(2.5)

Write-down of goodwill	—	—	—	(8.9)

Gains on sale of businesses	—	—	—	0.7

Loss before income taxes	(11.7)	(18.7)	(23.6)	(54.7)

Income taxes (credit)	(1.6)	0.6	(1.7)	0.8

	(10.1)	(19.3)	(21.9)	(55.5)

Non-controlling interest	0.6	2.8	1.2	15.8

Loss from continued operations	(9.5)	(16.5)	(20.7)	(39.7)

Loss from discontinued operations	—	(0.1)	(0.2)	(0.3)

Net loss	$(9.5)	$(16.6)	$(20.9)	$(40.0)

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

14. RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses for the three-month and six-month periods ended June 30, 2003 and 2002:

	Three-month period ended June 30		Six-month period ended June 30

	2003	2002	2003	2002

Business Telecommunications	$3.4	$8.8	$9.2	$16.3

Web Integration/Technology	—	(0.9)	(0.1)	(8.5)

Internet/Portals	0.7	(0.9)	1.1	(2.7)

	$4.1	7.0	10.2	5.1

Condensed and consolidated balance sheets:

	June 30, 2003	December 31, 2002

Assets
Current assets	$119.4	$124.6
Property, plant and equipment	229.9	239.6
Goodwill	27.1	27.1
Other assets	72.1	66.5

	448.5	457.8
Liabilities
Current liabilities	50.5	494.0
Long-term debt and other liabilities	0.1	0.1
Redeemable Preferred Shares	267.5	254.2
Non-controlling interest	36.2	38.4
Other liabilities	0.2	0.2

	354.5	786.9

Net investment in Unrestricted Subsidiaries	$94.0	$(329.1)

23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: August 29, 2003